Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-14399) on Form S-8 of World Acceptance Corporation of our report dated June 23, 2015, relating to our audit of the statement of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended and the supplemental schedule of Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2014, which appears in this Annual Report on Form 11-K of The World Acceptance Corporation Retirement Savings Plan for the year ended December 31, 2014.

/s/ McGladrey
Greensboro, North Carolina
June 23, 2015